Exhibit 99.1

Golden Star Chairman to become
non-Executive

Toronto, ON - November 19, 2013 - Golden Star Resources Ltd. (NYSE MKT: GSS; TSX: GSC; GSE: GSR) (“Golden Star” or the “Company”) reports that the Board of directors has decided to amend the title of the current Chairman of the Board to that of non-Executive. The Chairman, Tim Baker, was appointed as Executive Chairman in January 2013 coincidental with the appointment of Sam Coetzer as President and CEO and the Company’s move to Toronto.

This amendment is in line with best corporate governance practices and reflects the Board’s confidence in Sam’s leadership of the Company.

Company Profile

Golden Star is an established gold mining company that holds a 90% interest in both the Bogoso and Wassa open-pit gold mines in Ghana. Golden Star also has a 90% interest in the Prestea Underground mine in Ghana, which is currently undergoing permitting subsequent to a successful feasibility study being completed in June 2013. In 2012, Golden Star produced 336,000 ounces of gold and the Company expects to produce 325,000 to 330,000 ounces of gold in 2013.

Tim Baker, formerly COO of Kinross, joined the Board as Chairman in January 2013. Tim is a geologist with over 30 years of global project development and operational experience including in Chile and Tanzania where he was Executive General Manager for Placer Dome. In addition he previously managed mining operations in the United States and Venezuela and held geological and production roles in Kenya and Liberia. Tim is a director of Antofagasta PLC, Augusta Resource Corporation and Pacific Rim Mining.

Sam Coetzer, President, Director and CEO, is a mining engineer with over 26 years of international mining experience including Kinross, Xstrata, Xstrata Coal, and Placer Dome. He was appointed CEO of Golden Star and a director of the Board in January 2013 after holding the position of COO since March 2011. Prior to that, he was Vice President, South American Operations for Kinross with responsibilities including overseeing the Kinross assets in Brazil, Chile and Ecuador. Sam has extensive African experience having worked as Executive General Manager for South Africa and Tanzania for Placer Dome.

For further information on the Company, please visit www.gsr.com.

150 King Street West | Sun Life Financial Tower | Suite 1200| Toronto ON M5H 1J9

For further information, please contact:

Jeff Swinoga, Executive Vice President and Chief Financial Officer
416-583-3803

Angela Parr, Director Investor Relations
416-583-3815

investor@gsr.com